------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number: 3235-0145
                                                  Expires: December 31, 2005
                                                  Estimated average burden
                                                  hours per response..........11
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                           VIRILITEC INDUSTRIES, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                   928234 10 3
                                 (CUSIP Number)

                                 Jonathan Herzog
                               Avenue Group, Inc.
                            153030 Ventura Boulevard
                                    9th Floor
                         Sherman Oaks, California 91403
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928234 10 3              SCHEDULE 13D                      Page 2 of 7

--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Avenue Group, Inc.  Tax I.D. No. 98-0200077
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a)  [  ]
                                                                       (b)  [  ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)
         WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------------
                        7.       Sole Voting Power
                       ---------------------------------------------------------
                                 40,000,000
Number of              ---------------------------------------------------------
Shares                  8.       Shared Voting Power
Beneficially                     -0-
Owned by               ---------------------------------------------------------
Each                    9.       Sole Dispositive Power
Reporting                        40,000,000
Person With            ---------------------------------------------------------
                       10.       Shared Dispositive Power
                                 -0-
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         40,000,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                            [  ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         25.4%*
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         CO
--------------------------------------------------------------------------------

* The calculation of the foregoing percentage is based on the number of shares of Virilitec Industries, Inc. common stock outstanding as of December 2, 2003 as set forth in the Merger Agreement (as defined below).

CUSIP No. 928234 10 3              SCHEDULE 13D                      Page 3 of 7


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, $0.0001 par value per share (the "Common Stock"), of Virilitec Industries, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 236 Broadway, Suite 201, Brooklyn, New York 11211.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed on behalf of Avenue Group, Inc., a Delaware corporation ("Avenue Group"), whose principal business address is 15303 Ventura Boulevard, 9th Floor, Sherman Oaks, California 91403. Avenue Group is engaged in oil and gas exploration and development, e-commerce and digital media.

         The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Avenue Group are as set forth in Annex I hereto and incorporated herein by this reference.

         Except as set forth on Annex I, neither Avenue Group, nor, to its knowledge, any person listed in Annex I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The sources of the consideration for the purchases reported hereon consisted of the working capital of Avenue Group.

ITEM 4.  PURPOSE OF TRANSACTION

         On December 2, 2003, Avenue Group entered into a Subscription Agreement (the "Subscription Agreement") with Roo Media Corporation, a Delaware corporation ("ROO"), pursuant to which Avenue Group agreed to acquire 75 shares of the common stock of ROO for $200,000.

         The sale of the shares of ROO to Avenue Group pursuant to the Subscription Agreement was conditioned upon the closing of the transactions contemplated by that certain Agreement and Plan of Merger dated December 2, 2003 (the "Merger Agreement") by and among the Issuer, ROO, VRLT Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Merger Sub") and Jacob Roth and Bella Roth. Pursuant to the Merger Agreement, ROO agreed to merge with and into Merger Sub, with ROO being the surviving corporation (the "Merger"). In connection with the Merger, all of the issued and outstanding shares of ROO were cancelled and converted into the right to receive an aggregate of 148,000,000 shares of the Common Stock of the Issuer. As a result of the Merger, all of the shares of ROO common stock owned by Avenue Group, including the 75 shares acquired by the Subscription Agreement were automatically converted into an aggregate of 40,000,000 shares of the Common Stock of the Issuer.

         Avenue Group has acquired, and currently holds, its shares of Common Stock in the Issuer for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Avenue Group beneficially owns 40,000,000 shares of the Common Stock, or approximately 25.4% of the outstanding Common Stock. This percentage is based on 157,669,130 shares of Common Stock outstanding upon consummation of the Merger as set forth in the Merger Agreement.

CUSIP No. 928234 10 3              SCHEDULE 13D                      Page 4 of 7


         (b) Avenue Group has the sole power to vote and dispose, or direct the disposition, of all 40,000,000 shares of the Common Stock..

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Avenue Group and ROO are parties to the Subscription Agreement, pursuant to which Avenue Group acquired 75 shares of the common stock of ROO. ROO also granted Avenue Group certain registration rights with respect to the shares of ROO owned by Avenue Group, all pursuant to a registration rights agreement dated December 2, 2003 between Avenue Group and ROO. Upon consummation of the Merger, all shares of common stock of ROO held by Avenue Group were automatically converted into an aggregate of 40,000,000 shares of the Common Stock of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99.1 Subscription Agreement dated December 2, 2003 between Avenue Group and ROO.

99.2 Registration Rights Agreement dated December 2, 2003 between Avenue Group and ROO.

99.3 Agreement and Plan of Merger dated December 2, 2003 (the "Merger Agreement") by and among the Issuer, ROO, VRLT Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer and Jacob Roth and Bella Roth.*

* Previously filed as Exhibit 2.1 to Issuer's Form 8-K filed on December 18, 2003 (File No. 000-25659), which exhibit is incorporated herein by this reference.

CUSIP No. 928234 10 3              SCHEDULE 13D                      Page 5 of 7



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 8, 2004

Avenue Group, Inc.

By:    /s/ Jonathan Herzog
     ------------------------------------------------
Name:   Jonathan Herzog
Title:  Executive Vice President and Secretary

CUSIP No. 928234 10 3              SCHEDULE 13D                      Page 6 of 7



                                     Annex I
                  INFORMATION CONCERNING EXECUTIVE OFFICERS AND
                         DIRECTORS OF AVENUE GROUP, INC.

         The following are the name and present principal occupation or employment for each director and executive officer of Avenue Group. The address of each director and executive officer is 15303 Ventura Boulevard, 9th Floor, Sherman Oaks, California 91403. Mr. Tan is a citizen of Australia. Mr. Mochkin , Mr. Herzog and Mr. Aharonoff are all citizens of the United States.


NAME AND ADDRESS           POSITION(S) CURRENTLY HELD WITH THE COMPANY
----------------           -------------------------------------------
Levi Mochkin               President, Chief Executive Officer and Director

Jonathan Herzog            Executive Vice President, Chairman of the Board,
                           Secretary and Director

Jim Tan                    Chief Financial Officer and Director

Daniel Aharonoff           EVP -Information Technology;
                           VideoDome.Com Networks, Inc., Chief
                           Executive Officer

         LEVI MOCHKIN has served as Avenue's Chief Executive Officer, President and Director since October, 2003. He has also served as the Chief Executive Officer of Avenue Energy since October 2003 and as one of Avenue Energy's Directors and its Director Operations since November, 2002. Previously, he served as one of Avenue's initial directors from mid 1999 until August 2001 and served as its Chief Executive Officer from January 1999 until August 2001. For over twelve years, Mr. Mochkin has been an executive director of the Ledger Holdings Group, located in Melbourne, Australia which until 1999 was engaged in equity and capital market activities in Australia. From 1995 to 1999, Ledger was contracted to Bell Securities Limited for the development of Bell's equity brokering business.

         In 1997, Bell through Mr. Mochkin and his Ledger Group, acted on behalf of one of the Australia's largest gold mining companies, Great Central Mines and carried out two simultaneous on market takeover bids on the Australian Stock Exchange, worth a combined total value of AUD $330 million. Great Central Mines was ultimately acquired by Normandy Mining, which in turn was acquired by Newmont Mining in the United States. Mr. Mochkin is the brother-in-law of Jonathan Herzog.

         From 1999 through 2001, Mr. Mochkin was mostly inactive as a broker, but continued to be active as a private investor. On December 3, 2001, Mr. Mochkin entered into a voluntary undertaking with the Australian Securities and Investment Commission ("ASIC") "not to act as a representative of a securities adviser or an investment adviser" and relinquished his license. This was a result of concerns raised by ASIC that during a 14-month period from August 1997 through October 1998, Mr. Mochkin may have acted in contravention of Sections 997 and 998 of the Australian Corporations Act of 2001 which "prohibit trading on the stock market that may give a false and misleading appearance in relation to the market for, or the price of, a stock". There has been no assertion of personal gain by Mr. Mochkin relating to the activity under concern by ASIC. Mr. Mochkin denied the ASIC concerns and requested and received from ASIC a letter that he may request a review of the undertaking and may ask that the undertaking be rescinded at any time.

         JONATHAN HERZOG. Mr. Jonathan Herzog, the original founder of the Company, served as its Chief Financial Officer from February 1999 to August 2001, when he filled a vacancy to become the Company's Chairman of the Board and Chief Executive Officer. Since November 2001, Mr. Herzog has served as an Executive Vice President of the Company and in May 2002 was once again appointed as its Chairman. Between 1995 and 1999, Mr. Herzog was a securities dealer and consultant with the Ledger Holdings Group at Bell Securities Limited, a member of the Australian Stock Exchange. He has been actively involved in the Australian financial markets for over thirteen years. He attended the Rothberg School at Hebrew University in Jerusalem in 1991. Mr. Herzog is a Fellow of the

CUSIP No. 928234 10 3              SCHEDULE 13D                      Page 7 of 7


Australian Institute of Company Directors since 1993, and holds a Bachelor of Economics Degree from Monash University in Melbourne, Australia.

         (YAM-HIN) JIM TAN. Mr. Jim Tan is a Chartered Accountant in Australia. Mr. Tan has served as the Company's Chief Financial Officer since August 2001. Mr. Tan joined the Company in April 2001, to serve as a financial controller and manager of Business Development at Stampville. For a period of over five years prior to April 2001, Mr. Tan was a self-employed Business Consultant in Malaysia consulting to government agencies in Malaysia and to private industry in the Pacific Rim and China. In 1976, he was admitted as an associate member to the Institute of Chartered Accountants in Australia. From 1967 to 1975, Mr. Tan was employed in Melbourne, Australia, with various Chartered Accounting firms, including Marquand and Co., which became part of Hall Chadwick and Coopers and Lybrand, now known as Price Waterhouse Coopers, specializing in the areas of Audit and Insolvency.

         DANIEL AHARONOFF. Mr. Daniel Aharonoff has served as EVP- Information Technology of the Company since October, 2003. Previously, he served as a director and President of the Company from May 2002 until October, 2003. Mr. Aharonoff is also the Chief Executive Officer, founder and along with his wife Vardit Cohen, 50% shareholder of our 50% subsidiary VideoDome. Prior to founding VideoDome in 1997, Mr. Aharonoff was the founder in 1995 and Chief Executive Officer of Infolink Communications, an Internet training center. Mr. Aharonoff has been involved in the digital media sector since the industries inception in 1995. As a result of Mr. Aharonoff's new media background he has provided strategic support for NBC and served as interim CTO for The Fox Family Channel and FoxKids Online Network. An electronics engineer and avid inventor by trade Mr. Aharonoff is a contributing writer, speaker, and commentator on the topic of digital media.